UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42599

HAOXIN HOLDINGS LIMITED

(Translation of registrant’s name into English)

HAOXIN HOLDINGS LIMITED

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐          40-F ☐

ENTRY INTO MATERIAL AGREEMENTS

Note Purchase Agreement

On June 2, 2026, HAOXIN HOLDINGS LIMITED, an exempt limited liability company established in Cayman Islands, (the “Company”) entered into the Note Purchase Agreement (the “NPA”) with the Investor (the “Note Investor”), pursuant to which the Company agreed to issue and sell, and the Note Investor agreed to purchase two senior convertible promissory notes in the aggregate original principal amount of $1,200,000 (the “Notes”), which Notes are convertible into the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

The aggregate purchase price for the Note to be purchased by the Buyer (the “Purchase Price”) shall be $1,000,000. On the Initial Closing Date, (i) the Buyer shall pay $500,000 to the Company for the Note to be issued and sold to the Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Flow of Funds Letter, and (ii) the Company shall deliver to the Buyer the Note duly executed on behalf of the Company and registered in the name of the Buyer or its designee. The NPA includes representations, warranties, and covenants for transactions of this type.

A copy of the form of the Note Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Note Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Note Purchase Agreement.

Convertible Promissory Note

Pursuant to the NPA, the Company issued or agreed to issue to the Investor the Outstanding Principal Value of the amount Notes in the aggregate original principal amount of $1,200,000 (the “Notes”).

This Convertible Promissory Note (including all Convertible Promissory Notes issued in exchange, transfer or replacement hereof, this “Note”) is issued in the amount of $600,000 pursuant to Section 1 of that certain Note Purchase Agreement. On the Maturity Date, the Company shall pay to the Investor an amount in cash representing the Outstanding Value of this Note as of the Maturity Date. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the Outstanding Principal Value of this Note on the basis of a 360- day year and twelve 30-day months and shall be payable in arrears on the Maturity Date. At any time on or after the Issuance Date, this Note shall be convertible into validly issued, fully paid and non-assessable Ordinary Shares.

“Conversion Amount” means the sum of (A) the portion of the Outstanding Principal Value of this Note to be converted, redeemed, or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Outstanding Principal Value of this Note, (C) accrued and unpaid Late Charges with respect to such Outstanding Principal Value of this Note and Interest, and (D) any other unpaid amounts pursuant to the Transaction Documents, if any.

“Conversion Price” means, as of any Conversion Date (as defined below), the greater of (A) the Floor Price and (B) the lowest Traded Price on the Trading Day immediately before the Conversion Date, multiplied by ninety percent (90%), subject to adjustment as provided.

The Note also contains certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The Note contains standard and customary events of default including, but not limited to, the failure of the applicable Registration Statement to be filed with the SEC on or prior to the date that is five (5) days after the applicable Filing Deadline or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is five (5) days after the applicable Effectiveness Deadline, the suspension (or threatened suspension) from trading or the failure (or threatened failure) of the Ordinary Shares to be trading or listed (as applicable) on the Principal Market for any period of time, the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Outstanding Value of this Note or other amounts when and as due under this Note, or any other Transaction Document, the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

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A copy of the form of the Convertible Promissory Note is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Convertible Promissory Note is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Convertible Promissory Note.

Equity Line of Credit Agreement

On June 2, 2026, the Company and the Investor entered into an Equity Line of Credit Agreement (the “Purchase Agreement”), pursuant to which, the Investor agreed to purchase from the Company, from time to time, up to Thirty Million Dollars ($30,000,000) of the Company’s Class A Ordinary Shares (the “Commitment Amount”). The Company agreed to file a registration statement (“ELOC Registration Statement”) to register the resale by the Investor of the Securities (including the Commitment Warrant Shares) pursuant to the Purchase Agreement (the “ELOC Shares”).

In consideration for the Investor’s execution and delivery of, and agreement to perform under the Purchase Agreement, the Company agreed to issue and deliver to Investor, within one (1) Business Day following the effectiveness of the F-1 Registration Statement, as directed by the Investor, a number of Class A Ordinary Shares (the “Commitment Shares”) equal to the Commitment Fee Amount divided by the Commitment Fee Price.

The Purchase Agreement contains customary representations, warranties, agreements and conditions, indemnification rights and obligations of the parties.

A copy of the Purchase Agreement is attached hereto as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement.

Class A Ordinary Share Purchase Warrant

In further consideration for the Investor's execution and delivery of the Purchase Agreement, the Company issued to the Investor the Class A Ordinary Share Purchase Warrant (the “Commitment Warrant”), which entitles the Investor to purchase 2,368,421 of Warrant Shares at an exercise price per Warrant Share under this Warrant shall be $0.456. The Commitment Warrant has a two-year term from the Initial Exercise Date.

The Investor may also elect to exercise the Warrants cashlessly. If at any time after the six month anniversary of the Initial Exercise Date, there is no effective Registration Statement registering, or no current prospectus available for, the resale by the Holder of the Warrant Shares, may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the Market Price;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant.  The Company agrees not to take any position contrary to this Section 2(c).

The foregoing description of the Commitment Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Warrant, which is attached hereto as Exhibit 10.4 and incorporated herein by reference.

Registration Rights Agreement

On June 2, 2026, the Company and the Investor also entered into a Registration Rights Agreement, pursuant to which the Company has agreed to file an initial Registration Statement on Form F-1 (or any successor form) registering the resale by the Investor of the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable Commission rules, regulations and interpretations (determined as of two Business Days prior to such submission or filing) so as to permit the resale of such Registrable Securities by the Investor under Rule 415 under the Securities Act at then prevailing market prices (and not fixed prices) (the “Initial Registration Statement”).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.5 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

HAOXIN HOLDINGS LIMITED

/s/ Zhengjun Tao
Zhengjun Tao
Date: June 4, 2026	Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Note Purchase Agreement
10.2	Form of Convertible Promissory Note
10.3	Form of Equity Line of Credit Agreement
10.4	Form of Class A Ordinary Share Purchase Warrant
10.5	Form of Registration Rights Agreement

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